FPB BANCORP, INC.

November 16, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.

Registration Statement on Form S-1/A

File Number 333-161965

Filed October 29, 2009

Ladies and Gentlemen:

We are writing in response to your letter dated November 9, 2009, in which you ask or make four questions or comments regarding FPB Bancorp, Inc.’s (“FPB”) above-referenced registration statement. Today, FPB filed a Form S-1/A which addresses each of those questions or comments and FPB’s responses to each of those is set forth below.

Summary, page 2

1.	Revise to disclose if any officers, directors and/or other insiders are committed to any purchases in the offering. If so, add details of the commitment. If not, add a risk factor.

Response: Disclosure addressing this comment is on page 10.

Risk Factors, Page 12

2.	Please include as a separate Risk Factor that discusses all of the risks associated with your agreement with the Federal Reserve not to reduce your capital through dividends as it relates to your obligations to the U.S. Treasury as a result of your participation in TARP.

Response: A risk factor addressing this comment is on page 17.

The TARP and the ARRA impose certain executive compensation…page 18

3.	Revise this Risk Factor to include a discussion of any amendments that you have made or anticipating having to make to your standards for executive compensation and corporate governance as a result of participating in the TARP.

Response: A revised risk factor addressing this comment is on pages 17 and 18.

Securities and Exchange Commission

November 16, 2009

Exhibits

4.	Please file any missing exhibits. We may have additional comments.

Response: Additional exhibits are contained in the Exhibit List on page II-2 and as Exhibits 1.1, 3.5, 5.1 and 10.10.

In addition, FPB and each filing person acknowledges:

•	FPB or a filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FPB or a filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles

David W. Skiles
Chief Executive Officer

cc: A. George Igler, Esq., Igler & Dougherty, P.A.